UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [April] 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (✓)        No        Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )        No  (✓)

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 28, 2008. Attached is English language version of the notice.

The following table sets forth the summary of result of the 17 th Annual Shareholders’ Meeting

1.Approval of Financial Statements
The 17th Year (Unit: Million, KRW)
-Total Assets	156,620	-Sales	81,161
-Total Liabilities	71,287	-Operating Income	1,664
-Capital Stock	18,387	-Net Income	691
-Total Shareholders’ Equity	85,333	*Earning per Shares	4
*External Auditor’s Opinion		Unqualified opinion

2.Dividend Decision
a. Cash Dividend	Dividend per Share (KRW)	Common Shares	Year-end Dividend	—
			Interim-Quarterly Dividend	—
		Preferred Shares	Year-end Dividend	—
			Interim-Quarterly Dividend	—
	Total Dividends (KRW)		—
	Dividend rate to market value (%)(Including interim dividend)	Common Shares	—
		Preferred Shares	—
b. Stock Dividend	Stock Dividend Rate (%)	Common Shares	—
		Preferred Shares	—
	Total Stock Dividends	Common Shares	—
		Preferred Shares	—

3.Appointment of Directors, Outside Directors, Auditors and Members of Audit Committee (As of the appointment date)
a. Details of Appointment	- Director (1 person) - Outside Directors (3 persons) - Members of Audit Committee who are outside directors (3 persons)
b. Number of Outside Directors after Appointment	Total Number of Directors	7
	Total Number of Outside Director	4
	Outside Director Appointment Ratio (%)	57.1
c. Number of Auditors after Appointment	Standing Auditor	—
	Non-standing Auditor	—

d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors	4
	Members of Audit Committee who are not Outside Director	-
4.Details of Other resolutions

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2007

gResolved as proposed

2) Partial amendment to articles of incorporation.

gResolved as proposed

3) Election of directors

gResolved as proposed

4) Appointment of New outside directors who become members of audit committee

gResolved as proposed

5) Approval of the ceiling amount of the Remuneration for Directors

gResolved as proposed

6) Grant of Stock Options

gResolved as proposed

7) Delisting and Deregistration of American Depositary Receipts from Nasdaq and SEC

gResolved as proposed

5.Date of Shareholders’ Meeting	March 28, 2008

6.Others	-

ø Date of Relevant Disclosure	-

The following table sets forth the summary of the Grant of Stock Option.

1.Number of Grantees		Officers and employee of company	5
		Officers and employee of affiliated company	—
2.Number of Shares to be granted		Common Shares	800,000
		Preferred Shares	—
3.Terms of exercise	Exercise Period	From	March 28, 2010
		To	March 27, 2015
	Exercise Price(KRW)	Common Shares	400
		Preferred Shares	—
4.Granting Method			New Share Issue, Delivery of Treasury Stocks.
5.A decision-making body			The 17th Annual Shareholders’ Meeting.
6.Grant Date			March 28, 2008
7.Total Stock Option granted after concerned grant		Common Shares	4,125,912
		Preferred Shares	—
8.Date of Board of Directors’ resolution (In Case of Board of Directors’ resolution)			—
-Attendance of Outside Directors		Present(No)	—
		Absent(No)	—
-Attendance of Auditors(members of audit committee)			—
9.Other references concerning investment decisions			—

[Details of Grant by Grantees]

Grantees	Relationship to company	Number of Shares Granted		Fair Value	Remarks
		Common Shares	Preferred Shares
Yun, Hyo Chul	COO	400,000	—	110	—
Joung, Gi Hoon	CFO	100,000	—	110	—
Lee, Yeon Ho	Outside Director	100,000	—	110	—
Lee, Kwang Hyung	Outside Director	100,000	—	110	—
Chung,Kyung Won	Outside Director	100,000	—	110	—

—	Fair Value above mentioned is for stock option not for market price of stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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